UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Smithfield Foods, Inc.

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

832248 95 9

(CUSIP Number)

Mark Roberts

P.O. Box 1087

Rose Hill, NC 28458

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 832248 95 9

1	NAME OF REPORTING PERSON Wendell H. Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 4,957,552
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,596,637
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,957,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9

1	NAME OF REPORTING PERSON Harry D. Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,526,985
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,167,452
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9

1	NAME OF REPORTING PERSON Joyce Murphy Minchew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,698,125
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,236,091
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9

1	NAME OF REPORTING PERSON Wendell H. Murphy, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 5,283,002
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,259,949
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,283,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9

1	NAME OF REPORTING PERSON Wendy Murphy Crumpler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 993,348
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 692,855
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9

1	NAME OF REPORTING PERSON Stratton K. Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 869,292
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 546,741
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9

1	NAME OF REPORTING PERSON Marc D. Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 869,292
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 546,741
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9

1	NAME OF REPORTING PERSON Angela Norman Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 545,346
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 380,201
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 832248 95 9

This Amendment No. 4 to Schedule 13D relating to the common stock (the “Smithfield Common Stock”) of Smithfield Foods, Inc., a Virginia corporation (“Smithfield”), is being filed on behalf of Wendell H. Murphy, Harry D. Murphy, Joyce Murphy Minchew, Wendell H. Murphy, Jr., Wendy Murphy Crumpler, Stratton K. Murphy, Marc D. Murphy and Angela Norman Brown (each, a “Reporting Person” and, collectively, the “Reporting Persons”), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2001 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on November 7, 2001, Amendment No. 2 to the Schedule 13D filed with the Commission on October 23, 2003, and Amendment No. 3 to the Schedule 13D filed with the Commission on July 14, 2004. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D. This Amendment No. 4 is being filed to report the disbanding of the Reporting Persons’ Section 13(d) group.

Item 4	Purpose of Transaction

Item 4 is supplemented as follows:

As a result of the January 28, 2005 expiration of both the Shareholders Agreement, dated January 28, 2000, by and among Smithfield and the Reporting Persons and the Registration Rights Agreement, dated January 28, 2000, by and among Smithfield and the Reporting Persons, the Reporting Persons are no longer acting together for the purpose of acquiring, holding, voting or disposing of the shares of Smithfield Common Stock or other securities of Smithfield. Accordingly, the Reporting Persons are no longer deemed a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons acts independently and makes his or her own investment and voting decisions with regard to his or her holdings of Smithfield Common Stock or other equity securities of Smithfield.

Item 5	Interest in Securities of the Issuer

Current Beneficial Ownership of the Reporting Persons:

As of the date of this Amendment, the Reporting Persons beneficially own an aggregate of 16,742,942 shares of Smithfield Common Stock. The shares beneficially owned by the Reporting Persons represent approximately 15.1% of the 111,103,597 shares of Smithfield Common Stock outstanding on August 31, 2005, as set forth in the Form 10-Q of Smithfield filed on September 9, 2005. The number of shares of Smithfield Common Stock beneficially owned by each Reporting Person is as follows:

Reporting Person	Total Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock
Wendell H. Murphy	4,957,552	4.5%
Harry D. Murphy	1,526,985	1.0%
Joyce Murphy Minchew	1,698,125	1.5%
Wendell H. Murphy, Jr.	5,283,002	4.8%
Wendy Murphy Crumpler	993,348	0.9%
Stratton K. Murphy	869,292	0.8%
Marc D. Murphy	869,292	0.8%
Angela Norman Brown	545,346	0.5%
Total	16,742,942	15.1%

CUSIP No. 832248 95 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date:	October 28, 2005

Wendell H. Murphy

/s/ Mark Roberts

Mark Roberts

Attorney-in-Fact

Harry D. Murphy

/s/ Mark Roberts

Mark Roberts

Attorney-in-Fact

Joyce Murphy Minchew

/s/ Mark Roberts

Mark Roberts

Attorney-in-Fact

Wendell H. Murphy, Jr.

/s/ Mark Roberts

Mark Roberts

Attorney-in-Fact

Wendy Murphy Crumpler

/s/ Mark Roberts

Mark Roberts

Attorney-in-Fact

Stratton K. Murphy

/s/ Mark Roberts

Mark Roberts

Attorney-in-Fact

 Marc D. Murphy

/s/ Mark Roberts

Mark Roberts

Attorney-in-Fact

Angela Norman Brown

/s/ Mark Roberts

Mark Roberts

Attorney-in-Fact